UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 0-20371
333-111461
333-109923
333-153623
333-156435
333-169315-02
333-190911-01

Entergy Gulf States Louisiana, LLC (Exact name of registrant as specified in its charter)
4809 Jefferson Highway Jefferson, Louisiana 70121 (504) 576-4000 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
First Mortgage Bonds, 6.2% Series due July 2033
First Mortgage Bonds, 6.18% Series due March 2035
First Mortgage Bonds, 6% Series due May 2018
First Mortgage Bonds, 5.59% Series due October 2024
First Mortgage Bonds, 3.95% Series due October 2020
First Mortgage Bonds, 3.78% Series due April 1, 2025
(Title of each class of securities covered by this Form)

_______None__________ (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 6.2% Series due July 2033: 50
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 6.18% Series due March 2035: 33
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 6% Series due May 2018: 45
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 5.59% Series due October 2024: 38
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 3.95% Series due October 2020: 42
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 3.78% Series due April 1, 2025: 17

Pursuant to the requirements of the Securities Exchange Act of 1934, Entergy Gulf States Louisiana, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 1, 2015	Entergy Gulf States Louisiana, LLC By: /s/ Steven C. McNeal Name: Steven C. McNeal Title: Vice President and Treasurer